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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Main Street Capital Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
56035L104
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	56035L104

1	NAMES OF REPORTING PERSONS Vincent D. Foster

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		915,036.8

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,600[1]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		915,036.8

WITH:	8	SHARED DISPOSITIVE POWER

		6,600[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	921,636.8

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1
Represents 6,600 shares held in the Foster Irrevocable Trust for the benefit of Mr. Foster’s children. Although Mr. Foster is not the trustee, and accordingly does not have voting power or dispositive power over these shares, he may from time to time direct the trustee to vote and dispose of these shares.

SCHEDULE 13G
Item 1(a) Name of Issuer.
Main Street Capital Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices.
1300 Post Oak Blvd., Ste. 800
Houston, TX 77056
Item 2(a) Name of Person Filing.
Vincent D. Foster
Item 2(b) Address of Principal Business Office.
1300 Post Oak Blvd., Ste. 800
Houston, TX 77056
Item 2(c) Citizenship.
United States of America
Item 2(d) Title of Class of Securities.
Common Stock
Item 2(e) CUSIP Number.
56035L104
Item 3 Not Applicable
Item 4 Ownership.
(a)	Amount Beneficially Owned: 921,636.8
(b)	Percent of Class: 10.3%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 915,036.8
(ii)	Shared power to vote or to direct the vote: 6,600[2]
(iii)	Sole power to dispose or to direct the disposition of: 915,036.8
(iv)	Shared power to dispose or to direct the disposition of: 6,600[2]

[2]
Represents 6,600 shares held in the Foster Irrevocable Trust for the benefit of Mr. Foster’s children. Although Mr. Foster is not the trustee, and accordingly does not have voting power or dispositive power over these shares, he may from time to time direct the trustee to vote and dispose of these shares.

Item 5 Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable
Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not Applicable
Item 8 Identification and Classification of Members of the Group.
Not Applicable
Item 9 Notice of Dissolution of Group.
Not Applicable
Item 10 Certification.
Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 11, 2008

/s/ Vincent D. Foster

Vincent D. Foster